UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

VerifyMe, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

92346X107
(CUSIP Number)
October 5, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP NO. 92346X107

1	NAME OF REPORTING PERSON Carl E. Berg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 11,440,000 (1)(3)
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 11,440,000 (1)(3)
8 SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,440,000(1)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.99% (1)(2)(3)
12	TYPE OF REPORTING PERSON IN

(1) Represents 5,720,000 shares of the Issuer’s common stock and 5,720,000 shares underlying warrants to purchase shares of the Issuer’s Common Stock.
(2) As of February, 2, 2018, there were 65,813,598 shares of the Issuer’s common stock outstanding.
(3)The shares are held by Berg & Berg Enterprises, LLC (“BB”), an investment and real estate development company, whose principal executive offices are located at 10050 Bandley Drive, Cupertino, CA 95014. The shares are beneficially owned by the Reporting Person, who is the managing member and primary owner of BB.

Item 1(a)	Name of Issuer:

VerifyMe, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Clinton Square, 75 S. Clinton Ave, Suite 510
Rochester, NY 14604

Item 2(a)	Name of Person Filing:

Carl E. Berg

Item 2(b)	Address of Principal Business Office or, if None, Residence:

10050 Bandley Dr. Cupertino, CA 95014

Item 2(c)	Citizenship:

California

Item 2(d)	Title of Class of Securities:

Common Stock; $0.001 par value

Item 2(e)	CUSIP Number:

92346X107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable (this Schedule is being filed pursuant to Rule 13d-1(c))

Item 4	Ownership:
See items 5-11 of each cover page. Information as of February 2, 2018.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 16, 2018

By:	/s/ Carl E. Berg
Carl E. Berg